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                          May 31, 2024

       David R. Melville, III
       President, CEO and Acting Chairman of the Board
       Business First Bancshares, Inc.
       500 Laurel Street, Suite 101
       Baton Rouge, LA 70801

                                                        Re: Business First
Bancshares, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 28, 2024
                                                            File No. 333-279754

       Dear David R. Melville, III:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Madeleine Joy Mateo at 202-551-3465 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Kevin Strachan, Esq.